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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

COMPUMED, INC.
(Name of Issuer)
COMMON STOCK, $0.01 par value
(Title of Class of Securities)
204914402
(CUSIP Number)
Ken Watt
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Boston Avenue Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		12,500,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,500,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,500,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (Limited Liability Company)

2

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Value Fund Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		12,500,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,500,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,500,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO (Limited Liability Company)

3

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Charles M Gillman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		12,500,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,500,500

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,500,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

4

CUSIP NO. 204914402	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of CompuMed, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 5777 West Century Boulevard, Suite 1285, Los Angeles, CA.
Item 2. Identity and Background
This Schedule 13D is being filed by Boston Avenue Capital, LLC, a limited liability company, managed by Value Fund Advisors, LLC. Value Fund Advisors, LLC is owned and managed by Charles M. Gillman.
Boston is an Oklahoma limited liability company whose principal business is business investment.
The principal business office address of Boston Avenue Capital, LLC is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103. The names and addresses are as follows:

Principal
Occupation or
Name and Office Held	Business Address	Citizenship	Employment
Value Fund Advisors,	415. South Boston,	USA	Manager of various
Manager	9th Floor,		investment
	Tulsa,		entities.
OK 74103
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of securities was the working capital of Boston Avenue Capital, LLC. The total consideration paid was $2,000,000.
Item 4. Purpose of Transaction
The transaction consisted of the acquisition of 4,167 Units. Each Unit consists of 1 share of unregistered Class D 2% Convertible Preferred Stock (“Preferred Stock”) as well as 1,000 unregistered Common Stock Purchase Warrants (“Warrants”). Each share of Preferred Stock is convertible at any time into 2,000 shares of Common Stock with all of the Preferred Stock convertible into a total of 8,334,000 shares of Common Stock. The Warrants are exercisable at any time to purchase shares of Common Stock with all of the exercised Warrants equaling a total of 4,166,500 shares of Common Stock.
The purpose of the acquisition of the Units is for investment, and the acquisitions of the Units were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Preferred Stock, the Warrants or the underlying Common Stock, as the case may be, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Preferred Stock, Warrants or Common Stock or dispose of any or all of its Preferred Stock, Warrants or Common Stock depending upon an ongoing evaluation of the investment in the Preferred Stock, the Warrants and/or the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Preferred Stock, Warrants or Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Under the terms of the Securities Purchase Agreement, dated as of March 12, 2007, by and among CompuMed, Inc. and Boston Avenue Capital, LLC (“Agreement”), the Reporting Persons have the option to designate 3 non-voting observers to attend meetings of the Board of Directors of the Issuer for as long as the Reporting Persons own any shares of the Preferred Stock, not to exceed 5 years from March 12, 2007. Additionally, 6 months following March 14, 2007, the Reporting Persons may nominate one of the observers to become a member of the Board of Directors of the Issuer to serve a term of 2 years, after which time such member may be reelected by the shareholders of the Issuer in the same manner as any other director.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a),(b) The Issuer filed a Form 10QSB for the quarterly period ended December 31, 2006. According to the Agreement, there were, on a diluted basis, 37,138,841 shares outstanding as of the date of the Agreement. This diluted share figure accounts for the conversion of all the shares of the Preferred Stock, the exercise of all the Warrants and other issuances of the Issuer. Based on such information, after taking into account the transactions described in Item 5(c) below (of which there were none), the Reporting Persons report beneficial ownership (by reason of the right to acquire through conversion of the Preferred Stock and exercise of the Warrants) of 12,500,500 shares of Common Stock held by Boston Avenue Capital, LLC.
Although Charles M. Gillman and Value Fund Advisors, LLC are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Boston Avenue Capital, LLC.
c)During the last 60 days, the Reporting Persons did not purchase any shares of Common Stock in the open market.
(d)and(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Please see the discussion relating to the Agreement about board observers and the nomination of a board member in Item 4. Furthermore under the Agreement, for a period of 36 months from the closing date of the subject acquisition (March 14, 2007), the Reporting Persons have the right of first refusal to participate in any private offering of the securities of the Issuer, including subscription rights, on the same terms as offered to other potential investors, and purchase securities up to an offering price of $5,000,000. Furthermore, as part of the subject acquisition, the Issuer issued a finder’s fee, Common Stock Purchase Warrants to purchase 500,000 shares of Common Stock and also paid the finder a cash commission for serving as the agent for the private placement.
Other than the foregoing described Agreement, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.
The Agreement was filed as Exhibit 10.1 to Form 8-K, which was filed by the Issuer on March 16, 2007.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 23, 2007

BOSTON AVENUE CAPITAL, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman